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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K
                     [_] Form 10-Q and Form 10-QSB  [_] Form N-SAR
                                                            --------------------
     For Period Ended:       March 31, 1996                 | SEC FILE NUMBER  |
                      ------------------------------------  |    33-23138-D    |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |      422 36C     |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

HEARTSOFT, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

3101 HEMLOCK CIRCLE
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City, State and Zip Code

BROKEN ARROW, OKLAHOMA 74102
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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached [X].

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets IF Needed)


HEARTSOFT FILED A FORM 15, CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, WITH THE SECURITIES AND EXCHANGE COMMISSION IN MARCH OF 1990. AT THE TIME OF SUCH FILING, HEARTSOFT HAD ONLY APPROXIMATELY 225 SHAREHOLDERS OF RECORD.

HEARTSOFT RECENTLY BECAME AWARE THAT AS OF THE CLOSE OF ITS FISCAL YEARS ENDED MARCH 31, 1996, AND MARCH 31, 1995, IT HAD SUCH NUMBER OF HOLDERS OF RECORD THAT THE SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 NO LONGER APPLIED. HOWEVER, SINCE FILING THE FORM 15 IN 1990, THE COMPANY HAS NOT ENGAGED AN INDEPENDENT ACCOUNTANT TO AUDIT ITS ANNUAL FINANCIAL STATEMENTS. THE COMPANY HAS ENGAGED AN ACCOUNTANT TO RENDER A REPORT ON THE COMPANY'S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED MARCH 31, 1996; HOWEVER, DUE PRIMARILY TO THE FACT THAT THERE HAVE BEEN NO AUDITED STATEMENTS FOR THE PRECEDING SEVERAL YEARS, THE AUDIT OF THE FINANCIAL STATEMENTS FOR THE CURRENT FISCAL YEAR HAS TAKEN LONGER THAN ORIGINALLY ANTICIPATED. THE COMPANY IS OF THE BELIEF THAT THE AUDIT WILL BE COMPLETED AND THE ACCOUNTANT'S REPORT RENDERED WITH RESPECT TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED MARCH 31, 1996, WITHIN THE 15 CALENDAR DAY EXTENSION PROVIDED BY RULE 12b-25.

DUE TO THE FACT THAT THE FINANCIAL INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS RELATES TO ESSENTIALLY EVERY PART OF THE FORM 10-KSB, THE COMPANY HAS ELECTED NOT TO FILE ANY PART OF THE FORM 10-KSB UNTIL THE AUDITED FINANCIAL STATEMENTS ARE AVAILABLE. THEREFORE, THIS NOTIFICATION RELATES TO THE ENTIRE FORM 10-KSB.

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     BRYAN J. REUSSER, DIRECTOR OF FINANCE    (918)            251-1066
     ---------------------------------------------------------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [_] Yes  [X] No

THE COMPANY DID NOT FILE A FORM 10-KSB FOR ITS FISCAL YEAR ENDED MARCH 31, 1995.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                HEARTSOFT, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 25, 1996                   By:  /s/ Benjamin P. Shell
    ----------------------------------    --------------------------------------
                                            Benjamin P. Shell
                                            Chairman of the Board


- --------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATION (SEE 18 U.S.C. 1001).           |
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                           EXHIBIT TO HEARTSOFT, INC.
                           --------------------------
                                  FORM 12b-25


         PART II (c): ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12b-25(c)


Cross and Robinson, CPA's, A.C.P., was engaged by Heartsoft, Inc. to conduct an independent audit for the fiscal year ended March 31, 1996. This was the Company's first independent audit since becoming publicly held in 1988. As such, additional time was required for the audit to be completed, as information dating as far back as 1991 was required for examination. Delays were unavoidable, as the Company needed to gather archived information. Our report for the period ended March 31, 1996 will be rendered in sufficient time to satisfy the requirements of the extension period.


/s/Charles L. Tefertiller

Charles L. Tefertiller
Cross and Robinson
Tulsa, OK

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